HALFMOON PARENT, INC.
c/o Cigna Corporation
900 Cottage Grove Road
Bloomfield, Connecticut 06002

VIA EDGAR

July 12, 2018

Dorrie Yale
Office of Healthcare & Insurance
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

RE:	Halfmoon Parent, Inc. Registration Statement on Form S-4 File No. 333-224960 Request for Acceleration

Dear Ms. Yale:

Reference is made to the Registration Statement on Form S-4 (File No. 333-224960) filed by Halfmoon Parent, Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “SEC”), as amended (the “Registration Statement”).

The Company hereby requests the Registration Statement be made effective at  5:00 p.m., Eastern Time, on July 16, 2018 (the “Effectiveness Time”), or as soon as possible thereafter, in accordance with Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended.

Please contact David E. Shapiro or Jenna E. Levine of Wachtell, Lipton, Rosen & Katz at (212) 403-1314 or (212) 403-1172, respectively, with any questions you may have concerning this letter, or if you require any additional information.  Please notify either of them when this request for acceleration of effectiveness of the Registration Statement has been granted.

Sincerely,

HALFMOON PARENT, INC.

By:	/s/ Danthu Phan
	Name:	Danthu Phan
	Title:	Vice President

cc:	Nicole S. Jones, Esq., Executive Vice President and General Counsel,
Cigna Corporation
Martin Akins, Esq., Senior Vice President and General Counsel,
Express Scripts Holding Company
David E. Shapiro, Esq.
Jenna E. Levine, Esq.
Wachtell, Lipton, Rosen & Katz
Howard L. Ellin, Esq.
Kenneth M. Wolff, Esq.
Thaddeus P. Hartmann, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP